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MANAGEMENT
INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees of Celestica, it is our pleasure to invite you to join us at Celestica's Annual Meeting of Shareholders to be held on April 27, 2006 at 10:00 a.m. in the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You may find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding Celestica.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and Form of Proxy.

Stephen Delaney, Chief Executive Officer, and Anthony Puppi, Chief Financial Officer, will provide a report on Celestica's affairs. You will also have the opportunity to ask questions and to meet Celestica's Board of Directors and executives.

Yours sincerely,

Robert L. Crandall Chairman of the Board	Stephen Delaney Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You will have received a form of proxy from Celestica's transfer agent, Computershare Investor Services Inc. Complete, sign and mail your form of proxy in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. To vote in person at the meeting, see "How Do I Exercise My Vote (and by When)?" on pages 1 and 2 of the Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form to vote by telephone or internet, or complete, sign and mail the Voting Instruction Form in the envelope provided. To vote in person at the meeting, see "How Do I Vote if I Am a Non-Registered Shareholder" on page 3 of the Circular.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA	i
MANAGEMENT INFORMATION CIRCULAR	1
Questions and Answers On Voting and Proxies	1
Principal Holders of Voting Shares	4
Agreement for the Benefit of Holders of Subordinate Voting Shares	5
Information Relating to Our Directors	5
Election of Directors	5
Directors' Compensation	9
Attendance of Directors at Board and Committee Meetings	12
Information About Our Auditor	13
Report on Executive Compensation	14
Report on the Chief Executive Officer's Compensation	21
Executive Compensation	23
Compensation of Named Executive Officers	23
Supplementary Disclosure: Total Compensation Statements	32
Indebtedness of Directors and Officers	34
Directors' and Officers' Indemnification and Liability Insurance	34
Interest of Informed Persons in Certain Transactions	35
Statement of Corporate Governance Practices	35
Performance Graph	36
Other Matters	36
Requests for Documents	36
Certificate	37
Schedule A	A-1
Schedule B	B-1

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS OF CELESTICA

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation") will be held in the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 27th day of April, 2006, at 10:00 a.m. (EST) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2005, together with the report of the auditors thereon;

  •
  to elect directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year and authorize the directors to fix the auditor's remuneration; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Shareholders are invited to vote by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or over the internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 13, 2006 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this
9th day of March, 2006.

By Order of the Board of Directors

Elizabeth L. DelBianco
Senior Vice President, Chief Legal Officer
and Corporate Secretary

Note:    If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2005 Annual Report, you can view this report on our website at www.celestica.com/investor. If you wish a hard copy of this report, please contact us at contactus@celestica.com.

i

CELESTICA INC.
1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), all information is given as of February 21, 2006 and all dollar amounts are expressed in United States dollars, except where stated otherwise. Unless stated otherwise, all references to "US$" or "$" are to US dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between US$ and C$ is a conversion at the average of the exchange rates in effect for 2005. During that period, based on the relevant 2005 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate was US$1.00 = C$1.2115.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Celestica for 2006, the appointment of an auditor for Celestica for 2006 and authorization of the Board to fix the auditor's remuneration. Celestica's Board of Directors and management recommend that you vote in favour of each of the resolutions.

Q.
WHO IS SOLICITING MY PROXY?

A.
Celestica's management is soliciting your proxy. All associated costs of solicitation will be borne by Celestica. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. Celestica anticipates that copies of this Circular and accompanying proxy will be sent to shareholders on or about March 20, 2006.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares or Multiple Voting Shares as at the close of business on March 13, 2006 or their duly appointed representatives are entitled to vote.

  As at February 21, 2006, 196,891,375 Subordinate Voting Shares (which carry one vote per share and represent approximately 21% of the voting power of Celestica's securities) and 29,637,316 Multiple Voting Shares (which carry 25 votes per share and represent approximately 79% of the voting power of Celestica's securities) were issued and outstanding and are entitled to be voted at the Meeting.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
You may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting. Non-registered shareholders should refer to

  How Do I Vote If I Am a Non-Registered Shareholder? on page 3 of this Circular.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by Celestica's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than 5:00 p.m. (EST) on April 26, 2006. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (Toronto time) on Wednesday, April 26, 2006.

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. Robert L. Crandall or Mr. Stephen W. Delaney, or their designees, to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THESE PERSONS TO VOTE MY SHARES AT THE MEETING?

A.
Yes. Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

  Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL MY SHARES BE VOTED IF I GIVE MY PROXY?

A.
The persons named in the form of proxy must vote or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than Mr. Crandall or Mr. Delaney to vote your shares, your shares will be voted in favour of the election to Celestica's Board of the nominees proposed by management, as described in this Circular, and in favour of the appointment of KPMG LLP as Celestica's auditor for 2006 and in favour of the authorization of the Board to fix the auditor's remuneration.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the proxy being voted.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, Celestica's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Q.
HOW WILL THE VOTES BE COUNTED?

A.
Each question brought before the Meeting is determined by a majority of the votes cast on the question by both Subordinate Voting Shareholders and Multiple Voting Shareholders voting as a single class.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a voting instruction form which you must complete and sign. This form will constitute voting instructions which the intermediary must follow.

  Alternatively, the intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name, or the name of your appointee, in the space provided on the form of proxy. An intermediary's voting instruction form will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you require assistance.

  If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND NON-EXECUTIVE CHAIRMAN?

A.
You may contact the independent directors including the independent Chairman of Celestica, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations at the following coordinates:

  Celestica Investor Relations
  1150 Eglinton Avenue East
  Toronto, ON M3C 1H7
  Phone: 416-448-2211
  Fax: 416-448-2280
  E-mail: contactus@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular or require assistance in completing the proxy form you may contact the transfer agent.

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Investor Services Inc.
  100 University Avenue
  9th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:
  within Canada and the United States
  800-564-6253
  all other countries
  514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 21, 2006, the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, 10% or more of any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(2) Toronto, Ontario	Direct and Indirect	29,637,316 Multiple Voting Shares	100%	13.1%	79.0%

		2,408,784 Subordinate Voting Shares	1.2%	1.1%	*

Gerald W. Schwartz(3) Toronto, Ontario	Direct and Indirect	29,637,316 Multiple Voting Shares	100%	13.1%	79.0%

		2,597,528 Subordinate Voting Shares	1.3%	1.1%	*

FMR Corp.(4) Boston, Massachusetts	Direct and Indirect	22,356,610 Subordinate Voting Shares	11.4%	9.9%	2.4%

Alliance Capital Management L.P.(5) New York, New York	Direct and Indirect	26,963,683 Subordinate Voting Shares	13.7%	11.9%	2.9%

*
Less than 1%.

(1)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Includes 11,635,958 Multiple Voting Shares held by wholly-owned subsidiaries of Onex Corporation ("Onex"), 1,730,072 Subordinate Voting Shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans and 225,376 Subordinate Voting Shares directly or indirectly held by certain officers of Onex which Onex or such other person has the right to vote. Of these shares 1,757,467 Subordinate Voting Shares were delivered, in June 2005, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. On February 16, 2005, subsidiaries of Onex redeemed their previously disclosed exchangeable debentures due 2025, which were issued in 2000, and delivered 9,214,320 Subordinate Voting Shares to debentureholders in connection with the redemption. Onex converted 9,214,320 Multiple Voting Shares into Subordinate Voting Shares in January 2005 to facilitate the redemption.

(3)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex.

(4)
This information reflects share ownership as of December 31, 2005 and is taken from the Schedule 13G/A filed by FMR Corp. with the United States Securities and Exchange Commission on February 14, 2006, a joint filing of FMR Corp. and Edward C. Johnson 3d.

(5)
This information reflects share ownership for the period ended December 31, 2005 and is taken from the Alternative Monthly Report under Part 4 of National Instrument 62-103 filed by Alliance Capital Management L.P. with the Canadian securities regulators on January 9, 2006.

Agreement for the Benefit of Holders of Subordinate Voting Shares

Onex Corporation, which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the Subordinate Voting Shares, which has the effect of preventing transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares were Subordinate Voting Shares.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The seven individuals listed below are being recommended for election as directors of the Corporation. If elected, they will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of the proposed nominees are now directors of the Corporation. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. The Board of Directors of the Corporation (the "Board of Directors") has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at seven.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted in favour of each of the proposed nominees for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages and the year from which each has continually served as a director of the Corporation; all positions and offices held by them with the Corporation; their principal occupations or employment during the past five years; and the other corporations of which they are directors. For a description of the number of shares, options, deferred share units ("DSUs") and restricted share units ("RSUs") beneficially owned, directly or indirectly, by the Corporation's directors, and a description of the DSUs and RSUs, see Directors' Compensation on page 9 and Report on Executive Compensation on page 14, respectively.

Nominees for Election as Director

Name of Nominee	Age	Director Since

Robert L. Crandall Dallas, Texas, United States	70	1998

	Mr. Crandall has been Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Anixter International Inc., the Halliburton Company, and i2 Technologies Inc., each of which is a public corporation. He is also Chairman and CEO of Pogo, Inc. and a director of Air Cell, Inc., both of which are privately held companies. Mr. Crandall is a member of the Federal Aviation Administration Management Advisory Committee. He holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.
	Mr. Crandall sits on the Audit, Compensation, Governance and Executive Committees.

William Etherington Toronto, Ontario, Canada	64	2001

	Mr. Etherington is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce and is a director of MDS Inc., each of which is a public corporation. Mr. Etherington is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He retired from IBM in 2001 with over 37 years of service. He is a member of the President's Council, The University of Western Ontario and the CNIB Lake Joseph Centre Campaign Cabinet. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.
	Mr. Etherington sits on the Audit, Compensation and Governance Committees and, as of January 2006, the Executive Committee.

Richard S. Love Los Altos Hills, California, United States	68	1998

	Mr. Love is a former Vice President of Hewlett Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.
	Mr. Love sits on the Governance Committee.

Anthony R. Melman Toronto, Ontario, Canada	58	1996

	Dr. Melman is a consultant in business strategy and finance and acts as Special Advisor, Strategic Acquisitions to Onex Corporation, a public company. He joined Onex in 1984 and was a Managing Director of Onex until January 2006. Dr. Melman was Senior Vice President of the Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities from 1977 to 1984. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.
	Dr. Melman was a member of the Executive Committee in 2005. He does not currently sit on any committees of the Board of Directors of Celestica.

Gerald W. Schwartz Toronto, Ontario, Canada	64	1998

	Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia and Indigo Books & Music Inc., each of which is a public corporation, and Phoenix Entertainment Corp. Mr. Schwartz has been appointed an Officer of the Order of Canada and has been inducted into the Canadian Business Hall of Fame. Mr. Schwartz is also Vice Chairman and a member of the Executive Committee of Mount Sinai Hospital, Chairman of the Canadian Friends of Simon Wiesenthal Center and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.
	Mr. Schwartz does not sit on any committees of the Board of Directors of Celestica.

Charles W. Szuluk Vero Beach, Florida, United States	63	2003

	Mr. Szuluk was formerly an officer of Ford Motor Company and President of Visteon Automotive Systems. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.
	Mr. Szuluk sits on the Compensation Committee.

Don Tapscott Toronto, Ontario, Canada	58	1998

	Mr. Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation and the author of several widely-read books on the application of technology in business. Mr. Tapscott is Chief Executive Officer of New Paradigm Learning Corporation, a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.
	Mr. Tapscott sits on the Audit, Compensation and Governance Committees.

Directors' Compensation

    Interlocking Directorships

None of the directors of the Corporation serve together as directors of other corporations.

    Directors' Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the "Governance Committee"). Under these guidelines, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engages Mercer Human Resources Consulting Limited to provide benchmarking information in this regard. (See page 14 for a discussion regarding the role of Mercer.) The guidelines also contemplate that at least half of each director's compensation be paid in Deferred Share Units ("DSUs"). Each DSU represents the right to receive one Subordinate Voting Share of the Corporation when the director ceases to be a director.

Celestica has a minimum shareholding requirement for independent directors (the "Guideline"). The Guideline provides that directors are to hold securities of Celestica with a value equivalent to five times their respective annual retainer. Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of Celestica's securities, the directors will be required to purchase further securities within a reasonable period of time to comply with the Guideline. Directors have until the later of five years from their respective first election dates and five years from the effective date of this policy, April 22, 2004, to meet the share ownership requirement. Interim targets have also been established. All of Celestica's directors are in compliance with, or on track to be in compliance with, the requirement to hold securities with a value equivalent to five times their respective annual retainers. See Table 4.

Table 2 sets out the annual retainers and meeting fees payable to Celestica's directors (other than those who are employed by Onex who do not receive such compensation).

Table 2: Retainers and Meeting Fees

Annual Board Retainer	$45,000

Annual Retainer for non-executive Chairman(1)	$30,000

Annual Retainer for Audit Committee Chair	$10,000

Annual Retainer for Compensation Committee Chair	$10,000

Annual Retainer for Executive Committee Chair	$10,000

Board and Committee Per Day Meeting Fee(2)	$2,500

Travel Fee(3)	$2,500

Annual DSU Grant (for directors other than the Chairman)	3,350

Annual DSU Grant — Chairman	6,700

(1)
The non-executive Chairman also serves as the Chair of the Governance Committee, for which no additional fee is paid.

(2)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings.

(3)
The Travel Fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

Directors receive half of their fees (or all their fees, if they so elect) in DSUs. The number of DSUs paid in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the New York Stock Exchange (the "NYSE") on the date of the meeting. In the case of annual retainer fees, the number of DSUs paid is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last business day of the quarter.

Directors also receive annual grants of DSUs. Each director receives 3,350 DSUs annually, except for the Chairman, who receives 6,700 DSUs annually. Eligible directors receive an initial grant of 10,000 DSUs when they are appointed to the Board. Directors do not receive options as the Board elected to discontinue the director option program in 2004.

The compensation paid in 2005 by the Corporation to its directors is set out in Table 3. None of the directors received any fee or payment from Celestica except as set out below. Mr. Schwartz is an officer of Onex and Dr. Melman was an officer of Onex during 2005. Therefore neither Mr. Schwartz nor Dr. Melman received any compensation in their capacity as directors of the Corporation in 2005. Following his departure from Onex in January 2006, Dr. Melman began receiving compensation for his role as a director.

Table 3: Director Fees Paid in 2005

Name	Board Annual Retainer	Chairman Annual Retainer	Committee Chair Annual Retainer	Total Attendance Fees	Special Payment(1)	Total Fees Payable	Portion of Fees Taken in Cash or Applied to DSUs	Annual DSU Grant (#)

R. Crandall	$45,000	$30,000	$20,000	$85,000	$50,000	$230,000	100% DSUs	6,700

W. Etherington	$45,000	—	$10,000	$30,000	—	$85,000	100% DSUs	3,350

R. Love	$45,000	—	—	$42,500	—	$87,500	50% cash and 50% DSUs	3,350

A. Melman	—	—	—	—	—	—	—	—

G. Schwartz	—	—	—	—	—	—	—	—

C. Szuluk	$45,000	—	—	$42,500	—	$87,500	50% cash and 50% DSUs	3,350

D. Tapscott	$45,000	—	—	$30,000	—	$75,000	100% DSUs	3,350

(1)
Mr. Crandall was not separately compensated in 2004 for his Chairmanship of or attendance at Executive Committee meetings. Beginning in 2005, attendance and Chair fees are payable in respect of the Executive Committee. The Board elected to pay Mr. Crandall $50,000 in recognition of the considerable time he devoted to Executive Committee meetings in 2004.

The total fees paid to the Board in 2005 were $565,000. In addition, a total annual grant of 20,100 DSUs was made. Based on the closing price of Celestica SVS on the NYSE on February 21, 2006 of $11.19, the value of the total annual DSU grant was $225,924.

    Directors' Equity Ownership

The following table sets out each director's equity ownership(1) interest in the Corporation and any changes in the ownership interest since January 1, 2005.

Table 4: Equity Interest Other than Options

									Shareholding Requirement
Director	Date	SVS(2)		DSU	RSU	LYONs(3)		Market Value*	Target Value (5x annual retainer)	Date by which target to be met		Meet or on track to meet target

R. Crandall	01-Jan-05	20,000		38,186	62,500	43,300
	21-Feb-06	20,000		65,365	62,500	0	(4)	$1,654,609	$475,000	22-Apr-09		yes
	Change	0		27,179		(43,300)

W. Etherington	01-Jan-05	10,000		15,220	0	0
	21-Feb-06	10,000		26,527				$408,737	$275,000	22-Apr-09		yes
	Change	0		11,307

R. Love	01-Jan-05	5,000		5,094	0	0
	21-Feb-06	5,000		12,647				$197,470	$225,000	22-Apr-09		yes
	Change	0		7,553

A. Melman	01-Jan-05	450,000		0	0	0
	21-Feb-06	450,000	(5)	1,180				$5,048,704	$225,000	10-Jan-11	(6)	yes
	Change	0		1,180

G. Schwartz	01-Jan-05	3,114,387		0	0	0
	21-Feb-06	2,597,528	(7)	0				$29,066,338	N/A	N/A		N/A
	Change	(516,859)		0

C. Szuluk	01-Jan-05	0		4,730	0	0
	21-Feb-06	1,415		12,283				$153,281	$225,000	22-Apr-09		yes
	Change	1,415		7,553

D. Tapscott	01-Jan-05	0		35,368	0	0
	21-Feb-06	5,700		45,844				$576,577	$225,000	22-Apr-09		yes
	Change	5,700		10,476

*
Based on NYSE share price of $11.19 on February 21, 2006.

(1)
Information as to shares beneficially owned, shares over which control or direction is exercised, or Liquid Yield Option Notes™ ("LYONs") owned, is not within Celestica's knowledge and therefore has been provided by each nominee.

(2)
Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(3)
Prior to the redemption of the securities in 2005, each LYON was convertible into 5.6748 Subordinate Voting Shares at the option of the holder. See note 4.

(4)
On August 2, 2005 the Corporation repurchased all outstanding LYONs at a purchase price of US$57.282 per LYON. Mr. Crandall held 43,300 LYONs for which he was paid US$2,480,310.60.

(5)
Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(6)
Dr. Melman became subject to the shareholding requirement when he ceased being an employee of Onex on January 10, 2006.

(7)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.

    Historical Option Grants to Directors

In 2005, the Corporation amended its Long Term Incentive Plan ("LTIP") to prohibit the granting of options to directors. Table 5 sets out information relating to grants between 1998 and 2004, which were made at the closing market price on the business day prior to the date of grant. Exercise prices range from $8.75 to C$72.60. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Neither Mr. Schwartz nor Dr. Melman, as employees of Onex, was granted options.

Table 5: Options Granted to Directors

Director	Exercisable Options(1)	Total Options	Value of Exercisable In-The-Money Options(1) ($)

R. Crandall	117,500	130,000	$124,850

W. Etherington	27,500	35,000	$1,425

R. Love	113,750	120,000	$123,425

C. Szuluk	11,250	25,000	$5,700

D. Tapscott	106,750	113,000	$106,345

(1)
Based on NYSE share price of $11.19 on February 21, 2006.

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board and Committee meetings in 2005.

Table 6: Directors' Attendance at Board and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee

R. Crandall(1)	6 of 6	6 of 6	5 of 5	3 of 3	12 of 12	100%	100%

W. Etherington(2)	6 of 6	6 of 6	5 of 5	3 of 3	—	100%	100%

R. Love	6 of 6	—	—	3 of 3	—	100%	100%

A. Melman	6 of 6	—	—	—	12 of 12	100%	100%

G. Schwartz	5 of 6	—	—	—	—	83%	N/A

C. Szuluk	6 of 6	—	5 of 5	—	—	100%	100%

D. Tapscott	6 of 6	6 of 6	5 of 5	3 of 3	—	100%	100%

(1)
Mr. Crandall is chair of each of the Audit, Governance and Executive Committees.

(2)
Mr. Etherington is chair of the Compensation Committee.

INFORMATION ABOUT OUR AUDITOR

Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditor of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

    Fees Paid to KPMG LLP

	Year Ended December 31 (in millions)

	2005	2004
Audit Services	$2.6	$2.1
Audit Related Services	$0.4	$1.0
Tax Services	$0.8	$1.6
Non-Audit Services	—	$0.2

Total	$3.8	$4.9

The Corporation's Audit Committee believes that the provision of the non-audit services is compatible with maintaining KPMG's independence. KPMG did not provide any financial information systems design or implementation services to the Corporation during 2005. The Corporation also used other public accounting firms for consulting and other services for fees totalling $4.9 million.

It is intended that, on any ballot that may be called for relating to the appointment of the auditor, the shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld. KPMG has been the auditor of the Corporation since October 14, 1997.

REPORT ON EXECUTIVE COMPENSATION

This report of the Compensation Committee of Celestica's Board of Directors sets out the policies of the Compensation Committee for determining compensation of Celestica's executive officers. Compensation paid to Celestica's chief executive officer, chief financial officer and the three other most highly compensated executive officers is set out in the section entitled Executive Compensation on page 23 of this Circular.

    Composition of the Compensation Committee

The members of the Compensation Committee are William Etherington (Chairman), Robert Crandall, Charles Szuluk and Don Tapscott, each of whom is an independent director.

    Mandate of the Compensation Committee

It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support the Corporation's strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee reviews and makes recommendations to the Board with respect to the following matters:

  •
  an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests;

  •
  the elements of the Corporation's annual, mid-term and long-term equity-based incentive compensation plans, including plan design, performance targets, administration and total funds/shares reserved for payment;

  •
  the compensation of the Chief Executive Officer (the "CEO") based on the Board of Directors' assessment of the annual performance for the CEO;

  •
  the compensation of the Corporation's most senior executives;

  •
  the Corporation's succession plans for key executive positions; and

  •
  material changes to the Corporation's organizational structure and human resource policies.

    Independent Advice

The Compensation Committee has engaged Mercer Human Resource Consulting Limited ("Mercer") as its independent compensation consultant to assist it in identifying appropriate comparator companies against which to evaluate Celestica's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to Celestica's compensation practices versus the comparator group.

Mercer provides advice to the Committee on policy recommendations prepared by management, and also reviews and provides commentary on the Report on Executive Compensation in the Corporation's Management Information Circular. Mercer attended portions of all Committee meetings held in 2005, in person or by telephone, as requested by the Committee Chair.

Decisions made by the Compensation Committee, however, are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

In 2005, Mercer's fees as the Committee's advisor totalled approximately US$223,000. Celestica also paid Mercer approximately US$1.8 million in 2005 for various compensation and benefits administration, actuarial and compliance tasks completed for management at various locations around the world, unrelated to the compensation of the Corporation's executives.

The Committee reviewed its overall relationship with Mercer and made changes to Mercer's mandate for 2006 relating to its advice to the Committee. In addition, the mandate of the Compensation Committee was amended to reflect changes in the process relating to independent advisors to the Committee. These changes include:

  •
  a requirement that the Committee engage an independent advisor;

  •
  approval of the annual scope of activity by the independent consultant and corresponding budget as approved by the Chair;

  •
  pre-approval by the Chair of any services, and associated fees, not related to executive compensation;

  •
  annual meeting schedule, standing agenda items, and agenda items for individual meetings to be developed in consultation with the independent advisor;

  •
  in camera meetings with the independent advisor to be part of every Committee meeting; and

  •
  an annual performance assessment of the independent advisor by the Committee.

    Compensation Objectives

The Corporation's executive compensation policies and practices are designed to:

  •
  align the interests of the executive officers with the interests of the Corporation's shareholders by ensuring that there is a significant component of compensation that is performance-based;

  •
  link executive compensation to the performance of the Corporation relative to that of its competitors and the contribution of the individual to such performance;

  •
  compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities; and

  •
  ensure direct accountability for the overall results of Celestica.

The compensation of Celestica's executive officers is comprised of the following elements: base salary, short-term incentives (annual cash bonus plan), mid-term incentives (performance and restricted share units), long-term incentives (regular and performance stock options) and benefits. The following chart summarizes each element of compensation.

Table 7:  Compensation Elements

Element	Form	Eligibility	Performance Period		Determination

Base Salary	Cash	All executives, up to and including CEO	1 year	•	Salary benchmarking at market median and individual performance determines pay level.

Annual Incentive	Cash	All executives, up to and including CEO	1 year	•	Various combinations of corporate and business unit results, depending on position.
				•	Individual results.
				•	Performance relative to key competitors for SVP level and above.

Mid-Term Incentive	Restricted Share Units ("RSUs")	All executives, up to and including CEO	Typically 3 years, released at end of the period	•	Each RSU entitles the holder to receive one Subordinate Voting Share of Celestica on the release date.
				•	Initial grant value is based on market median compensation and individual performance.
				•	Final value is based on the share price at time of release.

Mid-Term Incentive	Performance Share Units ("PSUs")	All executives, up to and including CEO	Typically 3 years, released at end of the period	•	Each PSU entitles the holder to receive one Subordinate Voting Share of Celestica on the release date.
				•	Initial grant value is based on market median compensation and individual performance.
				•	Number of shares released varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant.
				•	Final value is based on share price at time of release.

Long-Term Incentive	Stock Options	All executives, up to and including CEO	Vest at a rate of 25% annually over the first four years with a 10-year term.	• •	Initial grant value is based on market median compensation and individual performance.
Final value is based on share price at time of exercise relative to the exercise price, which is the closing market price on the business day prior to the date of the grant.

Long-Term Incentive	Performance Contingent Stock Options ("PCOs")	Executive Vice Presidents and CEO	Vest at a rate of 33 1/3% annually, subject to a performance multiplier, over the first 3 years and have a 10-year term.	• •	Initial grant value is based on market median compensation and individual performance.
Number of PCOs that vest varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant.
				•	Final value is based on share price at time of exercise relative to the exercise price, which is the closing market price on the business day prior to the date of grant.

Benefits	Health, dental, pension, life insurance and long-term disability programs.	All employees	Ongoing	•	Based on market median in local geography.

    Comparator Companies and Market Positioning

The Compensation Committee benchmarks all elements of executive compensation against executive compensation of a comparator group of North American companies in the technology sector with revenue similar to Celestica and including four of the Corporation's direct competitors in the electronics manufacturing services industry (the "EMS Competitors"). The Compensation Committee reviews and approves the comparator companies each year.

For executive positions where no direct comparison exists or where there is insufficient data within that group, benchmarking is done using executive salary survey data for organizations similar in size to Celestica pursuant to a process approved by the Compensation Committee.

Target compensation is benchmarked at the market median (50th percentile) for both executive and non-executive levels.

    Weighting of Compensation Elements

At the executive levels, a high portion of the weighting includes "at risk" components which comprise an annual cash incentive and equity-based incentive awards. The variable portion of total compensation has the highest weighting at the most senior levels. This is designed to provide rewards based on organizational performance and ensures a strong alignment with shareholder interests. The average Celestica weighting of compensation elements is set out in the following chart.

Table 8:  Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity

CEO	20%	20%	60%

EVP	25%	20%	55%

SVP	35%	20%	45%

VP	50%	15%	35%

    Base Salary

Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices through market median benchmarking. Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to corporate performance, the Corporation considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments. The Compensation Committee reviews and recommends to the Board the salary ranges and individual salary increases for the CEO, as well as all Executive and Senior Vice Presidents.

    Annual Incentive Plans

Celestica Executive Team Incentive Plan

Executives of the Corporation participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to achievement relative to pre-determined targets for financial and customer results at a corporate or business unit level, individual performance and the Corporation's performance relative to that of EMS Competitors on key financial metrics.

Corporate and business unit targets are based on returns on invested capital ("ROIC") and customer satisfaction. Targets are approved by the Board on the recommendation of the Compensation Committee.

Results for these metrics determine the amount of the annual cash incentive. In addition, each metric of the incentive plan is capped at a target level of achievement unless a profitability threshold is met. In 2005, overall business results were below target.

For those executives at the level of Senior Vice President and higher, the Compensation Committee reviews each executive's individual performance relative to business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's earned award and can increase or decrease the value of the incentive award.

The Compensation Committee also evaluates the Corporation's performance for the year relative to that of the EMS Competitors. This evaluation is based on performance metrics relating to ROIC and adjusted earnings per share ("EPS") but is ultimately within the Committee's discretion. In 2005, the Corporation's performance relative to that of the EMS Competitors would have resulted in a relative performance factor of 1.5 based on the ROIC and EPS metrics; however, based on the recommendation of the CEO, the Committee set the relative performance factor to 1.0 as a reflection of overall company results. In 2005, bonus payments to most executives were below target.

    Mid-Term and Long-Term Incentives

Celestica's mid-term and long-term equity-based incentive plans for senior executives consist of RSUs, PSUs, stock options and PCOs. The objectives of the mid-term and long-term equity-based incentive plans are to:

  •
  align employee interests with those of shareholders and incent appropriate behaviours for long-term performance;

  •
  reward employees for their contribution to Celestica's success; and

  •
  enable the Corporation to attract and retain the qualified and experienced employees who are critical to the Corporation's success.

The equity mix varies by employee level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.

The Compensation Committee recommends to the Board of Directors for approval all awards under equity-based incentive plans for the CEO and the Executive and Senior Vice Presidents.

Mid-term and long-term incentives to employees are issued under the LTIP, which allows Celestica to satisfy its obligations by issuing shares from treasury, acquiring shares in the market or paying cash. Incentives are also issued under the Celestica Share Unit Plan (the "CSUP"), which provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that Celestica may not issue shares from treasury to satisfy its obligations under the CSUP. In determining the number of equity grants to be made in a given year, Celestica targets a maximum level for both burn rate and overhang after taking into account competitive practice with reference to a comparison group that includes its direct competitors. "Burn rate" refers to the number of shares reserved for issuance under equity plans in a given year relative to the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. Celestica is taking measures to lower the overhang and burn rate and has considerably reduced the number of stock option grants it now awards. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

The following table shows the equity incentive mix for executives in 2005.

Table 9:  Equity-Based Compensation

Percentage of Equity-Based Compensation Granted for 2005
	PSUs	RSUs	PCOs	Stock Options

CEO	50%	0%	50%	0%

EVPs	40%	20%	40%	0%

SVPs/VPs	40%	30%	N/A	30%

The terms and other information relating to equity-based grants to the CEO are contained in the Report on the Chief Executive Officer's Compensation on page 21 of this Circular.

    Restricted Share Units

RSUs are granted annually at the VP level and above based on the recommendation of the CEO and subject to the approval of the Board. These grants are to be paid in the form of Subordinate Voting Shares ("SVS") at the release date, which is typically three years from the date of the grant. The number of RSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. The percentage of total equity-based compensation represented by RSUs is outlined in Table 9.

Throughout the year, Celestica may also grant RSUs for new hire or retention purposes.

The total number of RSUs granted to executives for 2005 was 463,200.

    Performance Share Units

The use of PSUs allows Celestica to link rewards for executives more closely with individual and corporate performance. PSUs are granted annually to employees at the VP level and above based on the recommendation of the CEO and subject to the approval of the Board. The number of PSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. These grants convert into SVS and are released in full at the end of the performance period (typically, three years).

  •
  There is a strong correlation between individual performance and the number of PSUs that executives will receive.

  •
  The number of PSUs that vests is determined by Celestica's rank compared to the EMS competitors on a return on capital performance metric as outlined in Table 10.

  •
  High performance means units vest above the target level and results in an award above market median. Conversely, low performance will result in an award below market median or no award.

The total number of PSUs granted for 2005 to executives, including the CEO, was 782,350 units. This represents a vesting level of 100%, which is the target compensation value for this grant. The number of PSUs that vest will range from 0 to 1,564,700 depending on the Corporation's relative performance ranking.

Table 10: Performance Vesting

PSU and PCO Vesting Schedule
Performance	Performance Multiplier

1st Ranked	200% of target
2nd Ranked	150% of target
3rd Ranked	100% of target
4th Ranked	50% of target
5th Ranked	0% of target

    Stock Options

Stock options are granted annually under Celestica's LTIP, based on the recommendation of the CEO and subject to the approval of the Board. During the year, the Corporation may grant stock options to newly hired employees or to existing employees for retention purposes.

The total number of stock options granted to executives for 2005 was 551,825.

    Performance Contingent Stock Options

PCOs provide the opportunity for significant gains for superior performance and reduced gain for lower performance. PCOs vest annually over three years.

The number of PCOs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. PCOs are granted to the CEO and Executive Vice Presidents and comprise the percentage of their total equity grants indicated in Table 9.

The number of options that vest each year is dependent on Celestica's performance on a return on capital measure relative to that of the EMS Competitors for the relevant year as outlined in Table 10. A "catch up" provision applies such that options that did not vest in a prior year due to performance will vest if, after year 2 or 3, Celestica ranks first or second on its ROIC performance metric.

High performance means options vest at above the target level and results in an award above market median. Conversely, low performance will result in an award below market median grant or no award.

The total number of PCOs granted to executives, including the CEO, for 2005 was 377,664. This represents a median vesting level of 100%, which is the target compensation value for this grant. The number of PCOs that vest will range from 0 to 755,328 depending on the Corporation's relative performance rating.

    Employee Share Ownership and Option Plans (the "ESPO Plans")

Celestica has issued SVS and has granted options to acquire SVS for the benefit of certain of its employees and executives pursuant to the ESPO Plans which were in effect prior to Celestica's initial public offering. No further options or SVS (other than pursuant to outstanding options) may be issued under these ESPO Plans.

Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase SVS and, in connection with such purchase, receive options to acquire an additional number of SVS based on the number of SVS acquired by them under the ESPO Plans (on average, approximately 1.435 options for each SVS acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the SVS acquired under the ESPO Plans.

Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vested over a period of five years beginning December 31, 1998. All options granted under the ESPO Plans were fully vested as of December 31, 2002. All SVS acquired by employees under the ESPO Plans are held either by the employee or by HSBC in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

    Celestica Employee Share Ownership Plan (the "CESOP")

The CESOP enables eligible employees, including executive officers, to acquire SVS, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase SVS of the Corporation on the open market.

    Executive Share Ownership

The Corporation has share ownership guidelines for the CEO and Executive Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in Celestica stock as shown in Table 11 below. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: implementation of the guidelines (January 26, 2005); date of hire; or promotion to a level subject to ownership guidelines.

Table 11: Share Ownership Guidelines

Ownership Guidelines

CEO	3 × Salary

EVPs	2 × Salary

Compliance is reviewed annually on January 31. In assessing compliance, Celestica shares beneficially owned by the executive and all RSUs (vested and unvested) will be included.

Option Exchange Program

At the Annual General Meeting in April 2005, shareholders approved an option exchange program, whereby Celestica purchased for cancellation all options granted under the LTIP with an exercise price of US$30 or more, for US$ based options, and C$40 or more for C$ based options held by active employees. The option exchange program excluded participation by members of the Board of Directors, the CEO, the Chief Financial Officer and the Executive Vice President, Worldwide Operations. The purchase price paid for each eligible option tendered under the Option Exchange Program was US$1.00 and the exchange was a one-time offer. Employees who tendered more than 10,000 options received 50% of the purchase price in 2005 and will receive the remaining 50% upon retirement or in 2008, if they are still employed by the Corporation at that time, whichever is earlier.

The total number of options tendered was 6.8 million. Approximately 94% of eligible employees participated in the program.

The number of options exchanged by executives was 1.8 million or approximately 26% of the total number tendered. Each of the executives who participated in the exchange had more than 10,000 options.

REPORT ON THE CHIEF EXECUTIVE OFFICER'S COMPENSATION

Mr. Delaney has been the CEO since January 28, 2004.

The independent directors of the Board approve all components of the CEO's compensation based on the recommendation of the Compensation Committee.

    Comparator Companies and Market Positioning

Benchmarking for all elements of the CEO's
compensation is based on the comparator group of
companies described under Report on Executive
Compensation — Comparator Companies and Market Positioning on page 17 of this Circular. Mercer provides all benchmark data for the CEO as described under Report on Executive Compensation — Independent Advice on page 14 of this Circular.

All compensation elements for the CEO are benchmarked at the market median (50th percentile).

CEO compensation contains a high proportion of cash and equity incentives that are "at risk" based on performance. The target weighting is based on competitive benchmarks. In 2005, the weighting for the CEO for performance-based annual, mid-term and long-term incentive awards was approximately 80% of total direct compensation.

    Base Salary

The base salary for the CEO is established taking into account individual performance and experience, level of responsibility and competitive pay practices. Mr. Delaney's salary was $750,000 in 2005.

The CEO's salary is set in U.S. dollars and paid in Canadian dollars. An adjustment to reflect exchange rate differentials is conducted on a quarterly basis to ensure that compensation paid reflects the U.S. dollar salary value. In addition, Mr. Delaney, who is a U.S. resident, is entitled to a tax equalization payment to ensure that he will not bear more tax on an annual basis than he would bear if he were earning his total compensation in the United States.

    Annual Incentive Plan

The CEO participates in the Celestica Executive Team Incentive Plan on the same basis as other executives as outlined under Report on Executive Compensation — Annual Incentive Plans on page 17 of this Circular. As described in that section, the annual incentive payout is based on business results, individual performance and corporate performance relative to the EMS Competitors.

Business Results and Relative Performance

The business results and relative performance
elements of the Annual Incentive Plan are described under Report on Executive Compensation — Annual Incentive Plans on page 17 of this Circular.

Individual Performance

The Board establishes performance targets for the CEO and evaluates his performance relative to those targets. In 2005, Mr. Delaney was measured on his success in the following categories: financial results; customer satisfaction; operational efficiency; employee satisfaction; and growing the business.

Table 12 summarizes the 2005 achievements relative to significant performance objectives for Mr. Delaney.

The Board of Directors determined that Mr. Delaney significantly improved the Corporation's operating performance in 2005; however, overall business targets were not achieved. Factoring in business results, individual performance and the performance of the Corporation relative to that of its competitors, the Board approved an annual incentive for Mr. Delaney of $461,813, which represents 62% of his target bonus.

No bonus was awarded to Mr. Delaney in 2004 or 2003.

Table 12: CEO Performance

Performance Category	Goals	Achievement Relative to Goals

Financial Results	Meet specified profit (EBIAT) objectives	• EBIAT improved 37% from $145M in 2004 to $200M in 2005.
	Meet specified ROIC objectives	• ROIC in 2005 was 9% compared to 5% in 2004, an improvement of 80%.
• Although there were substantial improvements in both EBIAT and ROIC, the targets were not achieved.

Customer Satisfaction	Improve customer satisfaction as measured by independent survey process by specified percentage	• The improvement target for customer satisfaction was significantly exceeded.

Operational Efficiency	Successfully complete restructuring of operational footprint and launch of two new operations	• The operational goals were substantially achieved.

Employee Satisfaction	Improve employee satisfaction as measured by global employee survey process by specified percentage	• The target improvement in employee satisfaction was achieved.

Growing the Business	Achieve specified dollar amount of new business bookings and increase market share	• New business wins improved significantly as compared to 2004; however, the specified targets were not achieved.

    Mid-Term and Long-Term Incentives

Equity grants to the CEO in respect of 2005
consisted of PSUs and PCOs. 100% of the CEO's equity-based compensation is dependent on the Corporation's performance relative to that of its competitors.

Table 13: CEO Equity-Based Compensation

% of Equity-Based Compensation Granted in 2004
	PSUs	RSUs	PCOs

CEO	50%	0%	50%

In respect of 2005, Celestica granted Mr. Delaney the following equity-based compensation:

  •
  125,000 PSUs. This assumes vesting at the target level of 100%. The actual number that vest will vary from 0 to 200% depending on performance as discussed at page 19.

  •
  189,396 PCOs. This assumes vesting at the target level of 100%. The actual number that vest will vary depending on performance as discussed at page 19.

  •
  Mr. Delaney did not receive any options without performance contingencies.

The value of Mr. Delaney's equity-based compensation granted in respect of 2005 is below the value of equity compensation for the CEOs of the comparator group of companies at the market median.

The estimated compensation value of Mr. Delaney's equity grant is $2,500,000 based on a share price of $10.00 (being the closing share price on the NYSE on January 30, 2006) and assuming achievement at a median performance ranking.

Report presented by the Compensation Committee:

William Etherington (Chairman)
Robert Crandall
Charles Szuluk
Don Tapscott

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth the compensation of Celestica's Chief Executive Officer, Chief Financial Officer and the three other most highly-compensated executives of Celestica and its subsidiaries (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation.

Table 14: Summary Compensation

	Annual Compensation(1)			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Securities Under Options Granted(2) (#)		Units Subject to Resale Restriction — Restricted Share/ Performance Share Units(3)(14) (US$)		LTIP Payouts (US$)	All Other Compensation(4) (US$)

Stephen Delaney(5) Chief Executive Officer	2005 2004 2003	750,000 550,000 360,000	461,813 0 0	189,396 100,000 100,000		1,250,000 4,767,400 173,400	(9) (10)	Nil Nil Nil	141,570 110,203 12,000

Anthony P. Puppi(6) EVP, Chief Financial Officer	2005 2004 2003	668,593 604,978 455,065	351,305 0 0	60,990 44,000 80,000		747,500 4,079,382 —	(11)	Nil Nil Nil	6,663 5,985 4,792

J. Marvin MaGee(6) EVP, Worldwide Operations	2005 2004 2003	668,593 604,978 562,139	0 0 0	0 44,000 80,000	(10) (10)	0 4,079,382 —	(11)	Nil Nil Nil	40,341 41,182 35,998

Neo Kia Quek(7) SVP, Asia Operations	2005 2004 2003	447,543 390,000 305,927	243,284 607,430 64,000	0 28,000 45,000	(10)	0 836,866 —	(12)	106,100(13) Nil Nil	77,000 0 0

Craig Muhlhauser(8) President,EVP, Business Development	2005 2004 2003	343,750 N/A N/A	237,064 N/A N/A	124,244 N/A N/A		2,210,000 N/A N/A		Nil Nil Nil	6,981 N/A N/A

(1)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)
All amounts in this column represent PCOs with the following exceptions: Mr. Quek received 28,000 stock options in 2004 and Mr. Muhlhauser received 50,000 stock options upon hire. All PCOs for 2005 were granted on January 31, 2006 with a strike price of US$10.00 or C$11.43 which were the closing prices for Celestica SVS on January 30, 2006 on the NYSE and TSX, respectively. PCOs vest over 3 years and are subject to performance conditions as described in the Report on Executive Compensation. The number of PCOs is shown at target performance. The number that will actually vest will vary from 0-200% of the target amount shown. In prior years, the number of PCOs was shown at 200% performance achievement.

(3)
Amounts shown represent RSUs and PSUs issued under the LTIP or the CSUP, valued as of the grant date. PSUs are subject to performance conditions as described in the Report on Executive Compensation and vest on completion of the performance period (typically three years). The RSUs for 2005 were granted on January 31, 2006 and vest on December 1, 2008. The share price used to value the units granted on January 31, 2006 is US$10.00 which was the closing price of Celestica SVS on the NYSE on January 30, 2006. The number of PSUs is shown in the tables below at target performance. The number that will actually vest will vary from 0-200% of the target amount shown. In prior years, the number of PSUs was shown at 200% performance achievement.

(4)
Amounts shown in the column represent: (i) amounts contributed under Celestica's Defined Contribution pension plans for Messrs. Delaney, MaGee and Muhlhauser (see Pension Plans on page 26 of this Circular); (ii) Celestica contributions to CESOP for Messrs. Delaney, Puppi and Muhlhauser (see Celestica Employee Share Ownership Plan on page 20 of this Circular); (iii) in Mr. Delaney's case, housing, travel costs and a tax equalization payment; and (iv) in Mr. Quek's case, amounts payable under the Option Exchange Program, as described on page 20 of this Circular; 50% of which was paid in 2005 and 50% of which will be paid upon his retirement at the end of 2006.

(5)
Mr. Delaney's salary is set in US dollars; however, he is paid in Canadian dollars. An adjustment to reflect exchange rate differentials is conducted on a quarterly basis to ensure his pay reflects the US salary value.

(6)
Mr. Puppi is paid in Canadian dollars. Mr. MaGee, whose employment with the Corporation ceased on February 2, 2006, was also paid in Canadian dollars. Amounts shown are in US$ converted at a rate of C$1.2115 per US$1.00 for 2005, C$1.3017 per US$1.00 for 2004 and C$1.4009 per US$1.00 for 2003.

(7)
Mr. Quek is paid in Singapore dollars. Amounts shown are in US$ converted at a rate of S$1.6639 per US$1.00 for 2005, S$1.69 per US$1.00 for 2004, and S$1.7426 per US$1.00 for 2003. Mr. Quek has announced his intention to retire at the end of 2006.

(8)
Mr. Muhlhauser joined Celestica May 16, 2005 and received a new hire grant of 100,000 RSUs. His salary has been prorated to reflect current year earnings. His annual salary is $550,000 and he is paid in US dollars.

(9)
Represents 200,000 RSUs vesting on January 31, 2007, 30,000 RSUs vesting on December 9, 2007 and 60,000 PSUs vesting on January 31, 2008.

(10)
Represents 15,000 RSUs vesting on May 1, 2006.

(11)
Represents 200,000 RSUs vesting on January 31, 2007, 14,600 RSUs vesting on December 9, 2007 and 29,100 PSUs vesting on January 31, 2008.

(12)
Represents 10,000 RSUs vesting on December 31, 2005, 24,600 RSUs vesting on December 9, 2007 and 18,500 PSUs vesting on January 31, 2008.

(13)
10,000 RSUs vested on December 31, 2005. Valued at US$10.61 which was the NYSE closing price of Celestica SVS on January 3, 2006 which is the first business day following the vesting.

(14)
The table below represents the number of share units granted for 2005, as set forth in the Summary Compensation Table, and the corresponding vesting dates.

Celestica's Mid-Term Incentive Plan Awards (granted on January 31, 2006)
Name	Restricted Share Units		Performance Share Units
					Units For Release (#)
	Units Granted (#)	Release Date	Units Granted (#)	Release Date	# Released Minimum Performance	# Released Target Performance	# Released Maximum Performance

Stephen Delaney	0	N/A	125,000	January 31, 2009	0	125,000	250,000

Anthony P. Puppi	23,000	December 1, 2008	51,750	January 31, 2009	0	51,750	103,500

J. Marvin MaGee	0	N/A	0	N/A	N/A	N/A	N/A

Neo Kia Quek	0	N/A	0	N/A	N/A	N/A	N/A

Craig Muhlhauser	28,000	December 1, 2008	63,000	January 31, 2009	0	63,000	126,000

	100,000	June 6, 2008	0	N/A	N/A	N/A	N/A

The table below represents the aggregate number of Units outstanding, as set forth in the Summary Compensation Table, for each of the Named Executive Officers, and the value of such Units as at December 31, 2005 based on a share price of $10.56.

Performance/Restricted Share Units Outstanding as at December 31, 2005
Name	Type of Unit	Aggregate Number of Units (#)	Value of each Unit type at December 31, 2005 (US$)	Total value as at December 31, 2005 (US$)

Stephen Delaney	RSU	245,000	2,587,200	3,220,800

	PSU	60,000	633,600

Anthony P. Puppi	RSU	214,600	2,266,176	2,573,472

	PSU	29,100	307,296

J. Marvin MaGee	RSU	214,600	2,266,176	2,573,472

	PSU	29,100	307,296

Neo Kia Quek	RSU	24,600	259,776	455,136

	PSU	18,500	195,360

Craig Muhlhauser	RSU	100,000	1,056,000	1,056,000

	PSU	0	0

    Options Granted for Year Ended December 31, 2005

The following table sets out options, including PCOs, to purchase SVS granted by the Corporation to the Named Executive Officers in relation to the year ended December 31, 2005.

Table 15: Options Granted for 2005

Name	Securities, Under Options Granted (#)(1)		% of Total Options Granted to Employees in 2005(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Stephen Delaney	189,396		11.0%	US$10.00	US$10.00	January 31, 2016

Anthony P. Puppi	60,990		3.5%	C$11.43	C$11.43	January 31, 2016

J. Marvin MaGee	—		—	—	—	—

Neo Kia Quek(3)	—		—	—	—	—

Craig Muhlhauser	74,244 50,000	(4)	7.2%	US$10.00 US$13.00	US$10.00 US$13.00	January 31, 2016 June 6, 2015

(1)
All amounts shown in this column represent PCOs with the following exception: Mr. Muhlhauser received 50,000 stock options upon hire. All PCOs were granted for 2005 on January 31, 2006 with a strike price of US$10.00 or C$11.43. PCOs vest over 3 years. The number of PCOs shown assumes vesting based on target (100%) performance. The actual number of PCOs that will vest will vary from 0 to 200% of the target number shown.

(2)
All amounts shown in this column are calculated using the target number.

(3)
Mr. Quek has announced his intention to retire at the end of 2006 and therefore did not receive an option grant.

(4)
Mr. Muhlhauser joined Celestica in 2005. He was granted 50,000 options on June 6, 2005 at US$13.00 in conjunction with his offer of employment. These options are not subject to performance conditions and vest over 4 years at 25% per year.

    Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2005

The following table sets out certain information with respect to options to purchase SVS that were exercised by Named Executive Officers during the year ended December 31, 2005 and SVS under option to the Named Executive Officers as at December 31, 2005.

Table 16: Options Exercised During 2005 and Value of Options as at December 31, 2005

			Unexercised Options at December 31, 2005		Value of Unexercised in-the-Money Options at December 31, 2005(1)
Name	Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized (US$)	Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)

Stephen Delaney	—	—	204,583	210,417	—	—

Anthony P. Puppi	—	—	331,029	125,667	221,377	—

J. Marvin MaGee	96,132	619,090	390,833	138,167	—	—

Neo Kia Quek	210,000	1,817,550	133,250	79,250	152,945	—

Craig Muhlhauser	—	—	—	50,000	—	—

(1)
Based on the closing price of the Subordinate Voting Shares on the NYSE on December 30, 2005 of $10.56.

    Pension Plans

Messrs. Delaney and Puppi each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits.

Mr. Delaney participates only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% to 6.75% of salary and paid bonus based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 3% of annual salary and paid bonus on behalf of Mr. Delaney. In 2005, this amount equalled $22,728 and is included in the Summary Compensation Table under "All Other Compensation". Mr MaGee also participated in the defined contribution portion of the Canadian Pension Plan and the Supplementary Plan prior to his departure on February 2, 2006, and at that time Celestica was contributing 6.75% of salary and paid bonus annually on his behalf. In 2005, this equalled $40,341 and is included in the Summary Compensation Table under "All Other Compensation".

Mr. Puppi participates only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Canadian Pension Plan is of a modified career average design with benefits based on a three-year average of salary and paid bonus to December 31 of a designated base year (the "Base Year"). In 2005, the Base Year was updated to December 31, 2004 and may be updated from time to time until December 31, 2009. Benefits for the period from October 22, 1996 to December 31, 2004 are calculated by multiplying years of service by the sum of (i) 0.9% of the three-year average of salary and paid bonus up to the yearly maximum pensionable earnings ("YMPE") level and (ii) 1.45% of the three-year average of salary and paid bonus above the YMPE. Until the next Base Year update, benefits for each year after December 31, 2004 equals the sum of (i) 0.9% of that year's salary and paid bonus up to the YMPE level and (ii) 1.45% of the salary and paid bonus for that year above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Table 17: Canadian Pension Plan

Canadian Pension Plan Table(1)(2)
	Years of Service
Earnings Average	15	20	25	30+(3)	35

$400,000	71,000	94,000	118,000	141,000	141,000

$500,000	88,000	118,000	147,000	177,000	177,000

$600,000	106,000	141,000	177,000	212,000	212,000

$700,000	124,000	165,000	206,000	248,000	248,000

$800,000	141,000	188,000	236,000	283,000	283,000

$900,000	159,000	212,000	265,000	319,000	319,000

$1,000,000	177,000	236,000	295,000	353,000	353,000

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.	(3) The maximum years of credited service for purposes of the Canadian Pension Plan is 30.
(2) All amounts are shown converted into U.S. dollars from Canadian dollars at an average 2005 exchange rate of US$1.00 = C$1.2115.

Mr. Puppi currently has accrued 25.7 years of credited service, which entitles him to a total annual pension under the Canadian Pension Plan and the Supplemental Plan of C$352,800 payable on June 1, 2010. If Mr. Puppi completes 30 years of credited service, then, based on his current best average of salary and paid bonus, he would be entitled to a total annual benefit of C$409,100. Retirement benefits are payable in the form of a single life annuity guaranteed for 10 years for members who are unmarried at retirement, and a 60% joint and survivor annuity for members who are married at retirement. Benefits are not subject to any deduction for social security or other offset amounts.

During the year ended December 31, 2005, Celestica accrued an aggregate of $327,782 to provide pension benefits to Messrs. Delaney, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were contributed or accrued during the year ended December 31, 2005 for the purpose of providing pension, retirement or similar benefits for Messrs. Delaney, Puppi and MaGee.

Mr. Muhlhauser participates in the "U.S. Plan". The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. Celestica may make contributions for the benefit of eligible employees.

During the year ended December 31, 2005, Celestica contributed $3,808 in the aggregate to the U.S. Plan for the benefit of Mr. Muhlhauser. Except as described above, no other amounts were contributed by Celestica during the year ended December 31, 2005 for the purpose of providing pension, retirement or similar benefits for Mr. Muhlhauser.

    Supplementary Disclosure on Pension Arrangements

Pension benefits under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan are considered to be an integral part of the overall total compensation for certain executives, including Mr. Puppi, the only Named Executive Officer who participates in the defined benefit portion. In considering the value of the pension benefits provided to the executives under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan, the Committee considers the annual pension service costs, the accrued liability associated with the pension and the annual pension that would be available to Mr. Puppi upon retirement. The following table illustrates changes in the accrued liability from December 31, 2004 to December 31, 2005, including the annual pension service cost for the 2005 fiscal year for Mr. Puppi, calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in Celestica's financial statements for the financial year ending December 31, 2005, in accordance with generally accepted accounting principles.

Table 18: Supplemental Disclosure on Pension Arrangements

Name	Accrued Pension Liability at December 31, 2004(1) (C$)	2005 Service Cost(1) (C$)	Other Compensation- related Change in Liability in 2005(2) (C$)	Other Change in Liability in 2005(3) (C$)	Accrued Pension Liability at December 31, 2005(1) (C$)

Anthony Puppi	2,104,300	123,100	0	702,700	2,930,100

(1) Pension service cost is the value of the projected pension earned for the year of service credited for the 2005 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to December 31, 2004 or December 31, 2005, as indicated. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in Celestica Inc.'s financial statements, in accordance with generally accepted accounting principles. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. Allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings for projected future upgrades to the accrued pension. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.
(2)    The other compensation-related change in the obligation includes the impact of promotions and plan amendments or service awards above those already assumed to be granted in the calculation of the accrued pension liability.
(3) Other changes in obligation include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. The most significant change for the 2005 fiscal year relates to the reduction in the applicable discount rate from 5.75% to 5.00%.

The earliest time at which Mr. Puppi will be eligible to retire with an unreduced pension will be June 1, 2010 at which point he will have completed 30 years of service. He will be 52 at that time. Assuming that Mr. Puppi does retire on this date, he will be entitled to an annual pension of C$409,100.

    Termination of Employment and Change in Control Arrangements
    with Named Executive Officers

At the end of 2005, each of the Named Executive Officers had termination of employment and change of control agreements with Celestica.

Messrs. Delaney, Puppi and MaGee

As at December 31, 2005, each of the agreements with Messrs. Delaney, Puppi and MaGee provides that the executive is entitled to certain severance benefits if, within three years of a change in control of Celestica, he is terminated without cause or resigns for reasons specified in the contract. The amount of the severance payment for each executive is equal to three times his annual base salary and annual target bonus, together with a portion of his target bonus for the year pro-rated to the date of termination. The 2005 annual base salary and 2005 annual target bonus for each of these executives is as follows:

Table 19: Base Salaries and Target Bonuses

	2005 Base Salary	2005 Target Bonus

Mr. Delaney	750,000	750,000

Mr. Puppi	668,593	534,874

Mr. MaGee	668,593	534,874

In addition, the contracts provide for a cash settlement to cover benefits that would otherwise be payable during the severance period and the continuation of pension contributions or, in Mr. Puppi's case, an additional credit for years of service up to June 1, 2010 under Celestica's Canadian Pension Plan. Mr. Delaney is entitled to a payment to make him whole for any United States excise tax payable by him if his severance benefits constitute parachute payments within the meaning of the U.S. Tax Code.

Options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control and options or rights subject to performance conditions vest at the median level of performance. In the absence of a change of control of Celestica, upon termination without cause or resignation for reasons specified in the contract, each executive is entitled, in lieu of two years' notice (or three years in Mr. Delaney's case), to payments and benefits that are substantially similar to those provided following termination after a change in control, except that (1) there is no accelerated vesting of options or rights, (2) in Mr. Puppi's case, there is no additional service credit under Celestica's Canadian Pension Plan, and (3) in the case of Messrs. Puppi and MaGee, Celestica's obligations regarding lump sum payments, the continuation of benefits plans and contributions to or continuation of pension and retirement plans is for the two-year period following termination.

Mr. MaGee ceased employment with the Corporation on February 2, 2006 and was paid a severance benefit in accordance with the terms of his contract.

Mr. Quek

Celestica entered into an employment agreement with Mr. Quek at the time Celestica acquired IMS International Manufacturing Services Limited in 1998.

As at December 31, 2005, the contract provides that upon termination of the executive without cause, or upon resignation of the executive for reasons specified in the contract, the executive is entitled to receive his monthly salary for a period of 36 months following the date of termination, together with a bonus amount based on average bonus received over the previous three years. The 2005 annual base salary and the 3-year average bonus paid for the three years 2003 – 2005 for Mr. Quek are as follows:

Table 20: Base Salary and Average Bonus

	2005 Base Salary	3-Year Average Bonus

Mr. Quek	447,543	304,905

The payments shall be reduced by an amount equal to a portion of any replacement earnings earned during that period. The executive is also entitled to receive a cash settlement to cover benefits that would otherwise be payable during the two-year period following termination.

Under the terms of Celestica's Employment Guidelines for Executives, which guidelines may be amended from time to time, options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control. The terms and conditions of options or rights subject to performance conditions stipulate that they will vest at the median level of performance upon a change of control.

Mr. Muhlhauser

The terms of Mr. Muhlhauser's employment agreement are governed by Celestica's Employment Guidelines for Executives. Upon termination of employment without cause, following a change of control or otherwise, the executive would be entitled to a severance benefit of two times his annual base salary and annual target bonus, together with a portion of his target bonus for the year pro-rated to the date of termination. Pension and benefits coverage would cease upon the effective date of termination.

The 2005 annual base salary and 2005 annual target bonus for Mr. Muhlhauser are as follows:

Table 21: Base Salary and Target Bonus

	2005 Base Salary	2005 Target Bonus

Mr. Muhlhauser	550,000	440,000

Options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control. The terms and conditions of options or rights subject to performance conditions stipulate that they will vest at the median level of performance upon a change of control.

    Securities Authorized for Issuance Under Equity Compensation Plans

Table 22: Equity Compensation Plans as at December 31, 2005

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Employee Share Purchase and Option Plan (ESPO)	1,609,610		$5.33	0

	International Manufacturing Services Inc. (IMS) (plan acquired as part of acquisition)	429,578		$7.70	0

	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	1,404,352		$16.64	0

	LTIP (Options)	11,028,799		$19.14/C$36.84	15,839,545

	LTIP (RSUs)	972,237		N/A	917,763

	Total:(2)	15,444,576		$15.84/C$35.70	16,757,308

Equity Compensation Plans Not Approved by Securityholders		1,636,039	(3)	N/A	N/A

Total:		17,080,615		N/A	16,757,308

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
The total number of securities to be issued and remaining available for future issuance under all equity compensation plans approved by shareholders represent 14.23% of the total number of outstanding shares (ESPO — 0.71%; IMS — 0.19%; MSL — 0.62%; LTIP (Options) 11.87%; and LTIP (RSUs) — 0.84%).

(3)
These securities represent RSUs and PSUs granted under the CSUP as described on pages 18 and 19 of this Circular.

The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been and continue to be made by Celestica since the company was listed on the TSX. Under the LTIP, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights ("SARs") to eligible participants of Celestica and affiliated entities.

Under the LTIP, up to 29,000,000 SVS may be issued from treasury. The number of SVS which may be issued from treasury under the LTIP to directors is limited to 2,000,000. As of February 21, 2006, 1,161,619 SVS have been issued from treasury under the LTIP. In addition, Celestica may satisfy obligations under the LTIP by acquiring SVS in the market. The LTIP limits the number of SVS which may be reserved for issuance to insiders (as defined under TSX rules for this purpose) or any one participant pursuant to options or rights granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 10% and 5%, respectively, of the aggregate issued and outstanding SVS and MVS of Celestica.

Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or affiliated entities. The exercise price for options issued under the LTIP is the closing price for Celestica SVS on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that Celestica may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase SVS upon the exercise of options or to assist the participants to pay any income tax exigible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. To date, Celestica has not provided any such loans or guarantees.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the SVS at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price for Celestica SVS on the TSX during the period five trading days preceding the exercise date. Such amounts may also be payable by the issuance of SVS. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of SVS at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000 and the number of SVS which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding SVS and MVS of Celestica. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

The interests of any participant under the LTIP or in any option, rights or performance unit are not transferable, subject to limited exceptions.

The LTIP, or the terms of any option, SAR or performance unit granted thereunder, can be amended by the Board of Directors, subject to obtaining any required regulatory approvals and participant and shareholder approval where so required.

The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors in its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee and approved by the Board of Directors.

SUPPLEMENTARY DISCLOSURE: TOTAL COMPENSATION STATEMENTS

The following statements provide a consolidated Total Compensation overview for Named Executive Officers in order to provide additional information for our shareholders. Much of the information outlined below appears on prior pages in the disclosure form required by applicable securities legislation. The Corporation believes the information contained in the format below provides helpful compensation disclosure by translating all equity grants to an expected compensation value.

Stephen Delaney Chief Executive Officer		2005(3)	2004(4)	2003(5)

Cash	Base Salary	$750,000	$550,000	$360,000
	Bonus	461,813	—	—

	Subtotal	$1,211,813	$550,000	$360,000

Equity(1),(2)	PCO	$1,250,014	$980,760	$1,131,900
	PSU	1,250,000	891,600	—
	RSU	—	3,875,800	173,400

	Subtotal	$2,500,014	$5,748,160	$1,305,300

Total Direct Compensation		$3,711,827	$6,298,160	$1,665,300

Other	Pension(6)	$22,728	$19,344	$12,000
	Housing	39,805	23,526	—
	Tax Equalization	54,608	52,033	—
	Other(7)	24,429	15,300	—

	Subtotal	$141,570	$110,203	$12,000

Total Compensation		$3,853,397	$6,408,363	$1,677,300

(1)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on page 19 of this circular.

(2)
Option related compensation is calculated using a Black Scholes factor of .66 × strike price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(3)
2005 equity compensation was granted on January 31, 2006 and is calculated using a share price of US$10.00 which was the NYSE closing price for Celestica SVS on January 30, 2006.

(4)
2004 equity compensation is calculated using a share price of US$14.86 except for 200,000 RSUs granted on January 31, 2004 which are calculated using a share price of US$17.15. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(5)
2003 equity compensation is calculated using a share price of US$17.15 except for 15,000 RSUs granted on May 6, 2003 which are calculated using a share price of US$11.56. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(6)
Represents amounts contributed under Celestica's Defined Contribution pension plan.

(7)
Represents Mr. Delaney's travel allowance plus amounts contributed under the Celestica Employee Ownership Plan.

Anthony Puppi Chief Financial Officer		2005(4)	2004(5)	2003(6)

Cash(1)	Base Salary	$668,593	$604,978	$455,065
	Bonus	351,305	—	—

	Subtotal	$1,019,898	$604,978	$455,065

Equity(2),(3)	PCO	$402,534	$431,534	$905,520
	PSU	517,500	432,426	—
	RSU	230,000	3,646,956	—

	Subtotal	$1,150,034	$4,510,916	$905,520

Total Direct Compensation		$2,169,932	$5,115,894	$1,360,585

Other	Pension(7)	$123,100	$96,900	$53,900
	Other(8)	6,663	5,985	4,792

	Subtotal	$129,763	$102,885	$58,692

Total Compensation		$2,299,695	$5,218,779	$1,419,277

(1)
Mr. Puppi is paid in Canadian dollars. Amounts shown are in US$ converted at a rate of C$1.2115 per US$1.00 for 2005, C$1.3017 per US$1.00 for 2004 and C$1.4009 per US$1.00 for 2003.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on page 19 of this circular.

(3)
Option related compensation is calculated using a Black Scholes factor of .66 × strike price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
2005 equity compensation was granted on January 31, 2006 and is calculated using a share price of US$10.00 which was the NYSE closing price for Celestica SVS on January 30, 2006.

(5)
2004 equity compensation is calculated using a share price of US$14.86 except for 200,000 RSUs granted on January 31, 2004 which are calculated using a share price of US$17.15. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(6)
2003 equity compensation is calculated using a share price of US$17.15. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(7)
Represents annual pension service cost which is the value of the projected pension earned for the year of service credited for the specific fiscal year as described in footnote 1 to Table 18 on page 28 of this Circular.

(8)
Represents amounts contributed under the Celestica Employee Ownership Plan.

J. Marvin MaGee Executive Vice President, Worldwide Operations		2005	2004(4)	2003(5)

Cash(1)	Base Salary	$668,593	$604,978	$562,139
	Bonus	—	—	—

	Subtotal	$668,593	$604,978	$562,139

Equity(2),(3)	PCO	$—	$431,534	$905,520
	PSU	—	432,426	—
	RSU	—	3,646,956	—

	Subtotal	$—	$4,510,916	$905,520

Total Direct Compensation		$668,593	$5,115,894	$1,467,659

	Pension(6)	$40,341	$41,182	$35,998
	Other	—	—	—

	Subtotal	$40,341	$41,182	$35,998

Total Compensation		$708,934	$5,157,076	$1,503,657

(1)
Mr. MaGee, whose employment with the Corporation ceased on February 2, 2006, was paid in Canadian dollars. Amounts shown are in US$ converted at a rate of C$1.2115 per US$1.00 for 2005, C$1.3017 per US$1.00 for 2004 and C$1.4009 per US$1.00 for 2003.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on page 19 of this circular.

(3)
Option related compensation is calculated using a Black Scholes factor of .66 × strike price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
2004 equity compensation is calculated using a share price of US$14.86 except for 200,000 RSUs granted on January 31, 2004 which are calculated using a share price of US$17.15. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(5)
2003 equity compensation is calculated using a share price of US$17.15. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(6)
Represents amounts contributed under Celestica's Defined Contribution pension plan.

Neo Kia Quek Senior Vice President, Asia Operations		2005(4)	2004(5)	2003(6)

Cash(1)	Base Salary	$447,543	$390,000	$305,927
	Bonus	243,284	607,430	64,000

	Subtotal	$690,827	$997,430	$369,927

Equity(2),(3)	PCO	$—	$—	$509,355
	Options	—	274,613	—
	PSU	—	274,910	—
	RSU	—	561,956	—

	Subtotal	$—	$1,111,479	$509,355

Total Direct Compensation		$690,827	$2,108,909	$879,282

Other	Pension	$—	$—	$—
	Other(7)	77,000	—	—

	Subtotal	$77,000	$—	$—

Total Compensation		$767,827	$2,108,909	$879,282

(1)
Mr. Quek is paid in Singapore dollars. Amounts shown are in US$ converted at a rate of S$1.6639 per US$1.00 for 2005, S$1.69 per US$1.00 for 2004, and S$1.7426 per US$1.00 for 2003.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on page 19 of this circular.

(3)
Option related compensation is calculated using a Black Scholes factor of .66 × strike price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
Mr. Quek has announced his intention to retire at the end of 2006 and was not granted equity compensation for 2005.

(5)
2004 equity compensation is calculated using a share price of US$14.86 except for 10,000 RSUs granted on June 8, 2004 which are calculated using a share price of US$19.64. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(6)
2003 equity compensation is calculated using a share price of US$17.15. The share prices used are the NYSE closing prices for Celestica SVS on the business day prior to the grant.

(7)
Represents amounts payable to Mr. Quek under the Option Exchange Program, as described on page 20 of this Circular; 50% of which was paid in 2005 and 50% of which will be paid upon his retirement at the end of 2006.

Craig Muhlhauser President, Executive Vice President, Business Development		2005(3)	2004	2003

Cash	Base Salary	$343,750	$—	$—
	Bonus	237,064	—	—

	Subtotal	$580,814	$—	$—

Equity(1),(2)	PCO	$490,010	$—	$—
	Options(4)	429,000	—	—
	PSU	630,000	—	—
	RSU(5)	1,580,000	—	—

	Subtotal	$3,129,010	$—	$—

Total Direct Compensation		$3,709,824	$—	$—

Other	Pension(6)	$3,808	$—	$—
	Other(7)	3,173	—	—

	Subtotal	$6,981	$—	$—

Total Compensation		$3,716,805	$—	$—

(1)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on page 19 of this circular.

(2)
Option related compensation is calculated using a Black Scholes factor of .66 × strike price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(3)
2005 equity compensation was granted on January 31, 2006 and is calculated using a share price of US$10.00 which was the NYSE closing price for Celestica SVS on January 30, 2006.

(4)
50,000 options were granted to Mr. Muhlhauser in conjunction with his offer of employment.

(5)
100,000 RSUs were granted to Mr. Muhlhauser in conjunction with his offer of employment as well as 28,000 RSUs granted on January 31, 2006.

(6)
Represents amounts contributed under Celestica's 401k plan.

(7)
Represents amounts contributed under the Celestica Employee Share Ownership Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 21, 2006, no executive officers or members of the Board of Celestica were indebted to the Corporation in connection with the purchase of Subordinate Voting Shares or in connection with any other transaction. The aggregate indebtedness of all employees to the Corporation as of February 21, 2006 was approximately $50,000.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND LIABILITY INSURANCE

Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

Celestica participates in an umbrella insurance coverage program which benefits all Onex group companies. This policy, which was renewed on November 29, 2005 for a 12-month period, provides for aggregate coverage of $15 million. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of Celestica and its subsidiaries. Coverage under this policy is available to all Onex group companies on a first-come basis to the aggregate amount of coverage. Celestica also purchases supplemental insurance coverage which benefits Celestica only. This policy provides for Celestica-specific coverage in the event that capacity available under the Onex group companies umbrella policy has been exhausted. This policy provides aggregate coverage of $65 million for a 12-month period commencing November 29, 2005. Celestica's cost for these policies is approximately $2 million annually. Limits available under the policy are in excess of a self-retention or deductible of $2 million for each loss or claim.

INTEREST OF INFORMED PERSONS IN CERTAIN TRANSACTIONS

Celestica did not enter into any transactions with informed persons during 2005 and, other than the arrangement described below, Celestica does not have any such arrangements in place with such persons. "Informed persons" include directors and executive officers of Celestica and its subsidiaries and shareholders holding or having control over more than 10% of Celestica's voting securities and any associates or affiliates of such persons. Celestica and Onex are parties to an Amended and Restated Management Services Agreement dated July 1, 2003 (the "Agreement") under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Agreement, including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $1 million per year. The incentive fee payable in any year is tied to Celestica's performance. The Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent, in the determination of the Board of Directors of Celestica, with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's length to Celestica. The Agreement terminates on December 31, 2008, subject to automatic termination 30 days after the first day upon which Onex ceases to hold at least one MVS. In the event of a change in control of Celestica, Onex is entitled to receive an amount equal to the difference between $10 million and the aggregate amount of base fees and incentive fees paid to Onex during the term of the Agreement, and no further base or incentive fees are payable thereafter. During 2005, Celestica paid to Onex management and investment banking fees of approximately US$1,600,000. The payment obligations under the Agreement are not considered to be material to either Celestica or Onex.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, National Policy 58-201 and National Instrument 58-101 (together, the "CSA Governance Requirements") of the Canadian Securities Regulators (the "CSA") came into effect, at which time the Toronto Stock Exchange (the "TSX") amended its corporate governance policy to require the Corporation to comply with National Instrument 58-101 (the "Instrument"). The Instrument requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The disclosure set out in tabular form in Schedule A beginning on page A-1 reflects the CSA Governance Requirements that came into effect in 2005.

At Celestica, we remain committed to the highest standards of corporate governance in all aspects of our decision-making processes. Celestica's Board of Directors has put into place systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, Celestica has been committed to adapting its practices to reflect changing standards. Today, Celestica meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. Celestica is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which it would be subject if it were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market. Celestica complies with the TSX rules. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements.

PERFORMANCE GRAPH

The SVS of the Corporation have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 during which the symbol on the TSX has been CLS.SV). The following chart compares the cumulative total shareholder return of $100 invested in SVS of the Corporation on December 31, 2000 with the cumulative total shareholder return of the S&P/TSX Composite Index(1) for the period December 31, 2000 to December 31, 2005.

(1)
The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

REQUESTS FOR DOCUMENTS

Celestica's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2005. In accordance with Multilateral Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding Celestica's Audit Committee in Part I, Item 6C on pages 66 and 67 and Part II, Item 16A on page 85 of Celestica's 2005 Annual Information Form prepared on Form 20-F under the United States Securities Exchange Act of 1934, as amended. Additional information about Celestica is available on SEDAR at www.sedar.com.

Celestica will provide to any person, upon request to the Secretary of the Corporation, the following documents:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2005, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent thereto; and

  (c)
  the Corporation's Management Information Circular for its last annual meeting of shareholders.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 9, 2006.

By Order of the Board of Directors

Elizabeth L. DelBianco Senior Vice President, Chief Legal Officer and Corporate Secretary

SCHEDULE A

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices is set out below.

Board of Directors

Director Independence

A majority of our directors are independent. Independence has been determined in the case of each director on the basis of whether that director has a relationship (other than as a director of Celestica) with Celestica, any of Celestica's subsidiaries or with Onex Corporation (which holds approximately 79% of the voting rights attaching to shares of Celestica).
The following chart details the Board's determination with respect to the independence status of each director:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent

R. Crandall	X

W. Etherington	X

R. Love	X

A. Melman		X	Officer of Onex within past three years.

G. Schwartz		X	Chairman and CEO of Onex.

C. Szuluk	X

D. Tapscott	X

Directors' Memberships on the Boards of Other Public Companies
The following chart lists the other public companies on which Celestica's directors serve:

Director	Public Corporation Boards on which the Director Serves

R. Crandall	Anixter International Inc., The Halliburton Company and i2 Technologies

W. Etherington	Canadian Imperial Bank of Commerce and MDS Inc.

R. Love	None

A. Melman	None

G. Schwartz	Onex Corporation, The Bank of Nova Scotia and Indigo Books & Music Inc.

C. Szuluk	None

D. Tapscott	None

Meetings of Independent Directors

The independent directors meet separately as part of every Board meeting. Mr. Crandall, the Chairman of the Board, presides at all such meetings. In 2005, the independent directors met six times in these in camera sessions.

Independent Chairman

Mr. Crandall is the Chairman of the Board and is an independent director. In this capacity, Mr. Crandall is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chairman is posted in the Investor Relations/Corporate Governance section of our website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chairman any concerns that they may have regarding Celestica. See the contact information under "How Can I Contact the Independent Directors and Non-Executive Chairman?" on page 3 of this Circular.
Attendance Record

For a complete record of our directors' attendance at Board meetings and those Committees of which they are members, see the Attendance of Directors at Board and Committee Meetings on page 12 of this Circular.
Board Mandate

The mandate of the Board of Directors is attached as Schedule B and is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
Under the mandate, the Board of Directors has explicitly assumed stewardship responsibility for the Corporation.
Position Descriptions

Position Descriptions of the Chairman of the Board and Committee Chairs
The Board has approved position descriptions for:
• the Chairman of the Board; and
• the Chairman of each Committee of the Board.

These position descriptions are posted on our website at www.celestica.com. See Investor Relations/Corporate Governance. The Chairman of the Board and of each Committee is available to respond to questions from shareholders at Celestica's annual meeting.
Position Description of the Chief Executive Officer

The Board has developed a written position description for the CEO. The CEO has full responsibility for the day-to-day operation of the Corporation's business in accordance with Celestica's strategic plan. The CEO must develop and implement processes that will ensure the achievement of the Corporation's financial and operating goals. The complete position description of the CEO is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on Celestica's structure, organization, current priorities and issues that have been considered by the Board and each of its Committees. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new directors have the opportunity to become familiar with the operations and culture of the organization and the role played by the Board in that context.
Ongoing Director Development

Through the Board's continuing education program, directors are provided with information about Celestica's business and industry through management presentations, analyst reports and regular business updates from the CEO. Celestica also provides each director with a membership in the National Association of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.
Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

Celestica's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, Celestica's CEO, senior finance officers and all personnel in the finance area are subject to Celestica's Finance Code of Professional Business Conduct.
Both of these codes may be obtained on Celestica's website at www.celestica.com. See Investor Relations/Corporate Governance.
The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board on compliance with the Policy.

Managers are required to review the Policy with their employees each year and all managers above a designated level are required to certify compliance with the Policy annually. The Policy requires ethical behaviour from employees and encourages employees to report breaches of the Policy to their manager. From the time that Celestica was established as a separate public company, it has provided a mechanism whereby employees could report unethical behaviour on an anonymous basis. In 2004, the Corporation launched the Celestica Ethics Hotline which provides another method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

As part of the written mandate of the Board of Directors, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Celestica's Corporate Values, which were created at the company's inception, underpin Celestica's commitment to strong business ethics. A copy of Celestica's Corporate Values may be obtained on Celestica's website at www.celestica.com. See About Celestica/Corporate Governance.
Material Interests in Transactions

The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board of Directors (in each case, without the participation of the director who had the material interest in question).

Celestica and Onex are parties to an Amended and Restated Management Services Agreement which is described in detail on page 35 of this Circular. The Agreement is not material to either corporation. Any amendments to the Agreement would be approved by the Celestica board without the participation of Mr. Schwartz or Dr. Melman.

Audit Committee

The Board has a fully independent Audit Committee (currently comprised of Robert Crandall (Chairman), William Etherington and Don Tapscott). Shareholders may obtain further information regarding Celestica's Audit Committee in Part I, Item 6C on pages 66 and 67 and Part II, Item 16A on page 85 of Celestica's 2005 Annual Information Form and may review the Audit Committee's mandate on our website at www.celestica.com. See Investor Relations/Corporate Governance.
Nomination of Directors

Director Nomination Process

Recognizing that new directors may be periodically required, the Nominating and Corporate Governance Committee maintains a matrix of the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit Celestica. This has helped the Committee develop several profiles of individuals whose background and skills would complement those of the existing directors. The Committee maintains an evergreen list of candidates from which it could draw when it is appropriate to consider new candidates for election to the Board.
Independence and Powers of the Nominating and Corporate Governance Committee
The Governance Committee is a fully independent committee of the Board and is currently comprised of Robert Crandall (Chairman), William Etherington, Richard Love and Don Tapscott.
The mandate of the Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
The Committee is responsible for:
• developing and recommending governance guidelines for Celestica (and to recommend changes to those guidelines)
• identifying individuals qualified to become members of the Board and
• recommending director nominees to be put before the shareholders at each annual meeting.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.
Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of Celestica's officers, the Compensation Committee targets a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see the Report on Executive Compensation on page 14 of this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.
Independence and Powers of the Compensation Committee
The Board has a fully independent Compensation Committee (currently comprised of William Etherington (Chairman), Robert Crandall, Charles Szuluk and Don Tapscott).

The Committee considers matters within its mandate and makes recommendations to the full Board. The independent directors approve the CEO's compensation. The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary.

The Committee's responsibilities include:
• reviewing and recommending to the Board compensation of the CEO;
• recommending to the Board non-CEO compensation, incentive-based plans and equity-based plans; and
• producing compensation disclosure in public documents, including the Committee's annual report on executive compensation, which is included in the Corporation's information (proxy) circular.
The full mandate of the Compensation Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
External Advisors Regarding Director and Executive Compensation

The Committee has retained Mercer Human Resource Consulting Limited ("Mercer") as its independent compensation consultant to assist in the discharge of its mandate. For a description of Mercer's role and mandate, please see Report on Executive Compensation — Independent Advice on page 14 of this Circular.
Other Board Committees

Executive Committee

The Board currently has a fully independent Executive Committee, comprised of Robert Crandall (Chairman) and William Etherington. Dr. Melman, who is not an independent director, was a member of the Committee until January 25, 2006.

The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board. The Committee reviews such matters and makes such recommendations thereon to the Board as it considers appropriate, including matters designated by the Board as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. The mandate of the Executive Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
All decisions of the Committee are submitted to the Board for approval or ratification.
Assessments

Assessments of the Board and its Directors

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board of Directors of Celestica has retained an external advisor to assist in these evaluations. The evaluation process involves a careful examination of the Board of its role, objectives, and relationship with management.

Feedback on Board performance from all directors and members of the executive management team is gathered by the external advisor using a survey or a combination of survey and interview methods. The assessments help identify opportunities for improvement for the Board and individual directors. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

SCHEDULE B

    CELESTICA INC.
    BOARD OF DIRECTORS MANDATE

1      MANDATE

1.1           In adopting this mandate,

  (a)
  the Board acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of Celestica's business and affairs and that this mandate includes responsibility for stewardship of Celestica; and

  (b)
  the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange policies.

2      BOARD MEMBERSHIP

2.1           Number of Members — The Board shall consist of such number of Directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles.

2.2           Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under corporate and securities laws and all stock exchange requirements applicable to it.

2.3           Election and Appointment of Directors — Directors shall be elected by the shareholders annually for a one year term, provided that if Directors are not elected at any annual meeting, the incumbent Directors continue in office until their successors are elected.

2.4           Vacancy — The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the OBCA.

2.5           Removal of Members

  (a)
  Any Director may be removed from office by an ordinary resolution of the shareholders.

  (b)
  A Director shall submit his or her resignation to the corporation (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

3      EXPECTATIONS OF DIRECTORS

3.1           Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

  (a)
  demonstrate integrity and high ethical standards;

  (b)
  have career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

  (c)
  have a proven understanding of fiduciary duty;

  (d)
  have the ability to read and understand financial statements;

  (e)
  demonstrate well-developed listening, communicating and influencing skills so that individual Directors can actively participate in Board discussions and debate; and

  (f)
  devote time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2           Attendance at Meetings

  (a)
  Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

  (b)
  It may be necessary to hold Board meetings by phone from time to time. Although participation in person when meetings are scheduled to be held in person is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by phone.

3.3           Preparation for Meetings — Directors will need to set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meeting of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4           Participation in Meetings — Directors will be expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. The Director acts directly, not by proxy, either in person or sometimes by written resolution. Each Director has an equal say with each of the other Directors.

4      BOARD CHAIR

4.1           Board to Appoint Chair — The Board shall appoint the Chair from the members of the Board. The Chair shall be an independent Director.

4.2           Chair to be Appointed Annually — The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5      MEETINGS OF THE BOARD

5.1           Quorum — A quorum of the Board shall be a majority of its members.

5.2           Secretary — The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

5.3           Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board.

5.4           Right to Vote — Each member of the Board shall have the right to vote on matters that come before the Board.

5.5           Invitees — The Board may invite Directors, officers and employees of Celestica or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.6           In Camera Sessions — At each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6      OUTSIDE ADVISORS

6.1           Retaining and Compensating Advisors — Each Director shall have the authority to retain external advisors with the approval of the Chair of the Board's Corporate Governance Committee. Fees and expenses relating to the retention of such advisors shall be pre-approved by the Chair of the Corporate Governance Committee and paid by the Company.

7      REMUNERATION OF BOARD MEMBERS

7.1           Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time.

8      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1           Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

  (a)
  to the extent feasible, satisfying itself as to the integrity of the corporation's chief executive officer and other executive officers and that the chief executive officer and other executive officers create a culture of integrity throughout the organization;

  (b)
  adopting a strategic planning process and:

  (i)
  approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

  (ii)
  conducting an annual review of human, technological and capital resources required to implement Celestica's growth strategy and the regulatory, cultural or governmental constraints on Celestica's business;

  (iii)
  monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

  (iv)
  reviewing at every board meeting, recent developments (if any) that may impact Celestica's growth strategy; and

  (v)
  evaluate management's analysis of the strategies of competitors;

  (c)
  the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  (d)
  succession planning, including appointing, training, goal setting compensation, evaluation and monitoring senior management;

  (e)
  financial reporting and regulatory compliance;

  (f)
  a communications policy for the corporation;

  (g)
  the corporation's internal control and management information systems;

  (h)
  management of capital;

  (i)
  review and approval of material transactions;

  (j)
  developing the corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the corporation;

  (k)
  establishing measures for receiving feedback from securityholders;

  (l)
  board operations and evaluation of board and individual director effectiveness.

8.2           Corporate Governance Matters

  (a)
  The Board shall review and approve, if appropriate, corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board shall review the disclosure about Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

8.3           Nomination and Appointment of Directors

  (a)
  The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

  (b)
  The Board shall nominate individuals for election as directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

  (c)
  The Board shall fill such vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

  (d)
  The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4           Specific Authorization — The Board shall authorize each of the Executive Committee and the Chief Executive Officer to enter into commitments on behalf of Celestica subject to certain limits and shall review such authorizations at least annually and shall require the Nominating the Corporate Governance Committee to make recommendations to it with respect to such authorizations and limits.

8.5           Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

8.6           Information Flow from Management — The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

8.7           Corporate Objectives — The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer.

8.8           Establishment of Committees

  (a)
  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

  (i)
  Audit Committee;

  (ii)
  Nominating and Corporate Governance Committee; and

  (iii)
  Compensation Committee.

  (b)
  Subject to Celestica's articles and by-laws, the Board may appoint any other committee of directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

  (c)
  The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.9           Delegation to Management

  (a)
  Subject to Celestica's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the OBCA.

  (b)
  The Board shall adopt position descriptions for:

  (i)
  the Chairman of the Board;

  (ii)
  the Chief Executive Officer; and

  (iii)
  the Chairman of each committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.10         Residual Authority — The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

8.11         Financial Statements — The Board shall review and, if appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

8.12         Compensation Matters

  (a)
  Executive Compensation Policy — The Board shall review the executive compensation policy submitted to it by the Compensation Committee.

  (b)
  Compensation and Benefits — The Board shall review and approve, as appropriate:

  (i)
  an overall reward/compensation policy for the Company, including an executive compensation policy and including the elements of Celestica's annual and long-term incentive plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

  (ii)
  the Chief Executive Officer's total compensation in light of the performance assessment by the Nominating and Corporate Governance Committee;

  (iii)
  offers of employment, changes to compensation or terms of employment or separation agreements for all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical";

  (iv)
  the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Nominating and Corporate Governance Committee;

    and shall require the Compensation Committee to make recommendations to it with respect to such matters.

  (c)
  Organizational Responsibilities — The Board shall review and approve as appropriate:

  (i)
  organization changes that affect positions reporting to the CEO or any other positions deemed by the CEO to be "mission critical" as well as any material changes to the Company's human resource policies;

  (ii)
  the report on Executive Compensation that is required to be included in Celestica's management proxy circular;

    and shall require the Compensation Committee to make recommendations to it with respect to such matters.

  (d)
  Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.13         Code of Business Conduct and Ethics

  (a)
  The Board will approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board will monitor compliance with the Code, including through reports as appropriate from Celestica's internal auditor.

  (c)
  No waiver of the Code shall be granted for the benefit of the corporation's directors or executive officers unless approved by the Board or by the Nominating and Corporate Governance Committee.

9      EVALUATION OF BOARD PERFORMANCE

9.1           Establish Process — The Committee shall follow the process established by the Board's Nominating and Corporate Governance Committee for assessing the performance of the Board.

9.2           Amendments to Mandate — The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

QuickLinks

INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA
MANAGEMENT INFORMATION CIRCULAR